GE HEALTHCARE TECHNOLOGIES INC.

500 W. Monroe Street

Chicago, Illinois 60661

April 25, 2023

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

GE HealthCare Technologies Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

GE HealthCare Technologies Inc. (the “Company”) has filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to (i) $1,000,000,000 of its outstanding 5.550% Senior Notes due 2024 for a like amount of its registered 5.550% Senior Notes due 2024 (the “2024 Exchange Notes”), (ii) $1,500,000,000 of its outstanding 5.600% Senior Notes due 2025 for a like amount of its registered 5.600% Senior Notes due 2025 (the “2025 Exchange Notes”), (iii) $1,750,000,000 of its outstanding 5.650% Senior Notes due 2027 for a like amount of its registered 5.650% Senior Notes due 2027 (the “2027 Exchange Notes”), (iv) $1,250,000,000 of its outstanding 5.857% Senior Notes due 2030 for a like amount of its registered 5.857% Senior Notes due 2030 (the “2030 Exchange Notes”), (v) $1,750,000,000 of its outstanding 5.905% Senior Notes due 2032 for a like amount of its registered 5.905% Senior Notes due 2032 (the “2032 Exchange Notes”) and (vi) $1,000,000,000 of its outstanding 6.377% Senior Notes due 2052 for a like amount of its registered 6.377% Senior Notes due 2052 (the “2052 Exchange Notes” and, together with the 2024 Exchange Notes, the 2025 Exchange Notes, the 2027 Exchange Notes, the 2030 Exchange Notes and the 2032 Exchange Notes, the “Exchange Notes”) (each, an “Exchange Offer”). The Company is registering the Exchange Notes in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

The Company represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the

Exchange Offers, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Company acknowledges that such a resale transaction by such person participating in the Exchange Offers pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Company will also make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Company or any of their affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

[Signature page follows]

Very truly yours,

GE HEALTHCARE TECHNOLOGIES INC.

By:	/s/ Frank R. Jimenez
Name:	Frank R. Jimenez
Title:	General Counsel and Corporate Secretary

cc:	Christodoulos Kaoutzanis, Esq.

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP